

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 28, 2009

Steven D. Foster
Chief Financial Officer
Parallel Petroleum Corporation
1004 Big Spring Road
Midland, Texas 79701
Fax: 432-684-3905

>   **Re: Parallel Petroleum Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 23, 2009**
>   **File No. 0-13305**

Dear Mr. Foster:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2008

Engineering Comments

Business, page 1

About Our Business and Strategy, page 5

1. We have reviewed your responses to prior comments one and two, indicating that you intend to refrain from disclosing reserve replacement figures in future filings, rather than provide clarifying disclosure. We understood from your earlier response to comments four and six that you would disclose annual reserve replacement percentages or ratios in future filings because you believed this would be helpful and would serve to clarify your prior disclosure. Tell us if you have concluded that reserve replacement is no longer a meaningful concept for describing your results of operations; and if so how you would address this change in transitioning away from prior disclosure.

Financial Statements

Supplemental Oil and Natural Gas Reserve Data, page F-45

2.   We have reviewed your response to prior comment three, regarding the delay in producing the secondary reserves from the "second" waterflood project, explaining that the unitization process is still underway. Tell us why you believe that such reserves meet the test of reasonable certainty, given that you have not yet obtained the necessary approvals from the co-owners and royalty owners for the unitization agreement. Please tell us also the incremental reserves associated with this project, indicate your position on materiality, and submit any information that you believe should be considered in support of your reserve determination.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact James Murphy, Petroleum Engineer at (202) 551-3703 with any questions on the engineering comments. Please contact Tracey McNeil at (202) 551-3392 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director